EXHIBIT 99.1

Innate Pharma to host KOL scientific symposium on immunotherapy in New York on October 3, 2024

Marseille, France, September 30, 2024, 7:00 A.M. CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) will co-host with the Icahn School of Medicine at Mount Sinai a scientific symposium entitled “Next Generation Immunotherapy Discoveries”. The symposium will be held in a hybrid format on Thursday, October 3, 2024, from 10:00 a.m. to 5:30 p.m. EDT at the Hess Center for Science and Medicine, New York City and online.
This major scientific event, organized as part of Innate Pharma 25th anniversary, will highlight the latest and greatest advances in immunotherapy and feature key opinion leaders who will share their knowledge and expertise in immunotherapy. Participants will be able to interact with the speakers in a Q&A session after each presentation.

“Since its inception in 1999, Innate Pharma has been pioneering immuno-oncology, a field which has revolutionized cancer care. As we celebrate 25 years of innovation at Innate Pharma, this is an opportunity to look forward, not only at the broad and diversified pipeline that Innate has generated, but beyond at the next frontiers of immunotherapy. Leading scientists and clinicians will share their perspective at the Next Generation Immunotherapy Discoveries symposium to take place in New York on October 3rd. We thank Mount Sinai hospital for hosting this exciting event.” Hervé Brailly, Chief Executive Officer ad interim of Innate Pharma

Confirmed speakers and chairs:
Speakers:
•    Lorenzo Falchi, MD, Memorial Sloan Kettering Cancer Center
•    Thomas Marron, Ph.D., Icahn School of Medicine at Mount Sinai
•    Diane Mathis, Ph.D. Harvard Medical School
•    Miriam Merad, MD, Ph.D., Icahn School of Medicine at Mount Sinai
•    Pierluigi Porcu, MD, Thomas Jefferson University
•    Katy Rezvani MD, Ph.D., MD Anderson Cancer Center
•    Antoni Ribas, MD, University of California Los Angeles (UCLA) Jonsson Comprehensive Cancer Center
•    Dimitri Skokos, Ph.D., Regeneron
•    Eric Vivier, DVM, Ph.D., Innate Pharma and CIML

Chairs:
•    Dr. Amir Horowitz, Ph.D. from Icahn School of Medicine at Mount Sinai
•    Dr. Joao Monteiro, MD, Ph.D., Nature Medicine

For the full program and registration form of “Next Generation Immunotherapy Discoveries” symposium, please click here.

Prior to the symposium, Innate Pharma will host an Investor and Analyst Meeting from 8:30 a.m. to 9:30 a.m. EDT to provide an overview of the Company's therapeutic innovations. If you would like to attend, please contact investors@innate-pharma.fr.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu